

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Via E-mail
Mr. C. David Cone
Chief Financial Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

   Re: Taylor Morrison Home Corporation
     Form 10-K for the Year Ended December 31, 2014
     Filed February 27, 2015
     File No. 1-35873

Dear Mr. Cone:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Cash

        John Cash
        Accounting Branch Chief